Exhibit 16.1

June 23, 2010

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated June 23, 2010 of Dragon Acquisition Corporation to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended December 31, 2009 and 2008, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of MSPC Certified Public Accountants and Advisors, A Professional Corporation was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Austin, Texas